September 16, 2005

Ms. Kathleen Collins

Accounting Branch Chief

Securities and Exchange Commission

Washington, D.C.  20549

Dear Ms. Collins:

On behalf of QAD Inc., (the “Company”), set forth below is our response to the comment letter dated August 29, 2005 (the “Comment Letter”) in reference to File No. 000-22823 QAD Inc. Form 10-K for the Fiscal Year Ended January 31, 2005 and Form 10-Q for Fiscal Quarter Ended April 30, 2005, with respect to Note 1 to the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2005.

In response to your comment:

“1.  We note your disclosure that the Company reclassified auction rate securities as of January 31, 2005 and January 31, 2004, from cash and cash equivalents to short-term investments (i.e., marketable securities) on its consolidated balance sheet.  Tell us how you considered this reclassification in determining your disclosure controls and procedures were effective as of January 31, 2005 pursuant to Item 307 of Regulation S-K and in your determination, it appears, that there were no changes in internal control over financial reporting pursuant to Item 308(c).”

Management considered the reclassification when determining whether its disclosure controls and procedures were effective as of January 31, 2005 and determined controls were effective as of January 31, 2005.  The reclassification did not affect the Company’s carrying value or current assets nor did it impact the Company’s overall financial results.  Also, because the reclassification was a change in investing activities and cash, it did not affect cash flows from operations.  As a result, management determined the reclassification was not a material change to the financial statements, therefore, the reclassification did not negatively affect the Company’s conclusion that its disclosure controls and procedures were effective.

Item 308 (c) requires disclosure of changes with a material effect.  It states the following, “Disclose any change in the registrant’s internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of §240.13a-15 or  240.15d-15  of this chapter that occurred during the registrant’s last fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.”

As the Company deemed the reclassification not material, management reviewed its controls and processes and determined no change in internal control was necessary.  Since there was no change in controls, no disclosure was required.

In response to your comment:

“2.   Tell us why you have not disclosed the reasons for reclassifying auction rate securities (i.e., to comply with SFAS 95) and the impact on the financial statements, specifically the balance sheet line items affected.  In addition, it appears your auction rate securities are classified in current assets.  Considering this, tell us how you determined that you have a reasonable expectation of completing a successful auction within the subsequent twelve-month period.  Refer to paragraph 17 or SFAS 115 and Chapter 3A of ARB No. 43 as well as SFAS 95.”

In footnote 1, on page 57 of our FY05 10-K, the Company explains the reason for reclassifying auction rate notes is because auction rate notes pose liquidity and credit risks, therefore the classification as marketable securities is more appropriate than its previous classification of cash and equivalents.  The Company explains that it reclassified auction rate notes from cash and equivalents to marketable securities.  In future filings, the Company will enhance the disclosure in the footnotes to the consolidated financial statements to state the classification conforms to FAS 95.  In addition, the Company did not separately disclose the amount since the reclassification represented the entire amount of marketable securities.  Whenever this matter is the subject of a future filing, the Company will separately disclose the amount of the reclassification in the footnotes to the consolidated financial statements.  The Company will also separately disclose the amount of any future reclassifications should there be any.

ARB 43 states, “For accounting purposes, the term current assets is used to designate cash and other assets or resources commonly identified as those which are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business.  Thus the term comprehends in general such resources,” amongst other items, as “(f) marketable securities representing the investment of cash available for current operations”.

The Company classified the auction rate securities as current assets because the intent of its investment was for these funds to be available for current operations over the next 12 month period.  The type of auction rate securities the Company has invested in over the last six years were AAA rated and were at least 97% government guaranteed.  The market for those auction securities is a highly liquid, well-established market of top rated instruments that pose virtually no credit risk.  During the last six years which the Company was a participant in these types of securities, to the Company’s knowledge, there were not any occasions when participants were unable to liquidate when they wanted to.  As a result, the probability that the Company would not have been able to liquidate its investment when it chose to was highly remote.  In fact, the Company was successful in selling the auction rate securities in the first quarter of its fiscal 2006 year.

We believe this letter is responsive to your request.  Do not hesitate to call upon us should you need any additional information on this matter.

In addition, as requested in your Comment Letter, we hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Daniel Lender

Daniel Lender
Executive Vice President, Chief Financial Officer
QAD Inc.